EXHIBIT 12
EXELIS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIO)	2014	2013	2012	2011	2010
Earnings
Income from continuing operations before income tax expense	$365	$288	$392	$432	$651
Add Fixed Charges
Interest expense	37	37	37	10	0
Interest component of rental expense (a)	13	13	14	13	12
Total earnings available for fixed charges	$415	$338	$443	$455	$663
Total Fixed Charges	$50	$50	$51	$23	$12
Ratio of earnings to fixed charges	8.3	6.8	8.7	19.8	55.3

(a)	Represents the portion of operating leases which management believes is a reasonable representation of an interest factor.